111 Huntington Ave., Boston, Massachusetts 02199-7632
Phone 617-954-5000

September 29, 2021

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                       Form AW-Request for Withdrawal

MFS Series Trust VII (the “Registrant”); Request for Withdrawal of Post-Effective Amendment No. 68 to the Registration Statement on Form N-1A on behalf of MFS Intrinsic Value Fund; Filed with the Securities and Exchange Commission on September 29, 2021;  File Nos.: 2-68918 and 811-3090; Accession No. 0001104659-11-120520

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“1933 Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effect Amendment No. 68 to the Registration Statement on Form N-1A, which was filed with the Commission on September 29, 2021, pursuant to Rule 485(a) under the 1933 Act (the “Amendment”).

This request for withdrawal is being made because a supplement was inadvertently omitted from the filing.  No securities were issued or sold in connection with the Amendment and the Amendment did not become effective.

The Registrant respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Tiffany Ko at 617-954-5000.

Sincerely,

/s/ Tiffany Ko

Tiffany Ko
Counsel
MFS Investment Management